EXHIBIT 99.2

For Immediate Release 20-23-TR	Date:	March 31, 2020

Teck Announces Q1 2020 Update

Vancouver, B.C. – Teck Resources Limited (TSX: TECK.A and TECK.B, NYSE: TECK) (“Teck”) today provided an update on Q1 2020 operations, preventative measures taken with respect to COVID-19 and updated its 2020 annual guidance.

“Notwithstanding the challenges in the month of March related to COVID-19, all of our operations remain in production and our steelmaking coal results significantly exceeded guidance,” said Don Lindsay, President and CEO. “We remain focused on ensuring we have the necessary measures in place to safeguard the health and safety of our people and communities, while maintaining safe operations.”

Q1 2020 Operations Update
Following a difficult start to the year, results in our Steelmaking Coal Business Unit improved significantly in late February and March. First quarter steelmaking coal sales are estimated at 5.6 million tonnes, exceeding our guidance of 4.8 to 5.2 million tonnes. At the same time, based on preliminary results we expect to report adjusted site cost of sales of approximately $65 per tonne, well below previous expectations.

Finished coal inventories at our mine sites were reduced during the quarter, supporting sales and increasing operational flexibility.

In spite of a difficult start to the year, our steelmaking coal logistics supply chain performed well for the remainder of the quarter, with both CP and CN recovering from early weather-related disruptions and blockades. All three ports also performed well, in particular Westshore Terminals, which had a strong March.

Our Neptune facility upgrade continues to advance and major equipment deliveries are on track. We expect the new shiploader, stacker/reclaimer, and single dumper replacement to be commissioned around year-end. Completion of construction is still expected in Q1 2021, with the new double dumper expected to be commissioned in Q2 2021. The shutdown at our Elkview Operations to complete the plant expansion is also progressing well and we expect completion in mid-April. The Elkview plant is being expanded from a capacity of 7 million tonnes to 9 million tonnes, which will enable us to replace higher cost production from our Cardinal River Mine, which produced 1.4 million tonnes in 2019, with lower cost production from Elkview when Cardinal River closes later this year. Taking into account both the cost savings and the higher average pricing for Elkview coal, assuming US$150 benchmark coal pricing and current exchange rates, this should translate to an annual $110 million increase in EBITDA.

The ongoing impacts of the COVID-19 pandemic have the potential to affect both cost and schedule for these projects, and although impacts to date have not been material, we continue to monitor progress closely given the level of uncertainty.

As previously announced, construction at our Quebrada Blanca Phase 2 (QB2) project was temporarily suspended on March 18. All non-essential employees have been safely demobilized. At this time, construction remains suspended.

COVID-19 Response
Teck has implemented extensive preventative measures across all offices and operations in order to safeguard the health of our employees and local communities, while continuing to operate safely and responsibly maintain employment and economic activity. These measures include enhanced cleaning and disinfecting protocols, eliminating group meetings, reducing occupancy on crew buses, screening contractors and visitors, promoting preventative measures like hand washing, requiring employees returning from international travel or showing symptoms to self-isolate, and implementing remote work where possible.

As part of our focus on ensuring the health and safety of our employees and communities, we have also implemented a temporary slowdown of operations and reduction of crews by up to 50% of regular levels at our steelmaking coal and Highland Valley Copper operations. These measures commenced on March 25 and will be in place for an initial two week period, after which we will re-evaluate in light of the evolving situation. All employees available for work will continue to be paid as normal during the initial two-week period.

COVID-19 Production Impacts
Impacts from COVID-19 will vary by operation, but production will continue at sites on a reduced basis.
While the reductions at our steelmaking coal operations will vary by mine, total production is expected to be reduced on average to approximately 80% to 85% of normal levels during the initial two week period. During this period historically high mine site clean coal inventories are expected to be drawn down to support sales. At Highland Valley Copper, crew reductions are expected to reduce production to 80% to 85% of normal levels for the initial two week period.

At our Trail Operations we have temporarily reduced the number of employees on site by one third while continuing to operate at planned production levels. At Red Dog, production remains at planned levels despite the significant travel restrictions and modified schedules required to maintain safe operations due to the fly-in fly-out nature of the operation. In Peru, our Antamina mine continues to operate at full production levels with less than half of the normal workforce. At Carmen de Andacollo in Chile, full production has also been maintained to date with reduced workforce levels.

At our QB2 project, after the initial two-week suspension, project construction activities remain on hold. It is not currently possible to predict when construction activities will be re-started. For more information on the current status of QB2 please refer to our press release titled “Teck Announces Updated QB2 Capital Estimate” issued March 31, 2020.

We are continuing to work with our unions and affected communities and are following the guidance of government and public health authorities, and will adapt our response as necessary as this situation continues to evolve.

2020 Guidance
We have outlined above the immediate impact of these measures on expected production levels at our operations. We are still assessing longer term response actions, and our ability to maintain operations at current levels, or potentially to increase staffing levels and production. COVID-19 has the potential to affect both our customers and certain of our suppliers, and we are closely monitoring potential impacts on demand for our products, as well as our supply chain. Our operating plans will depend in part on regulatory restrictions that may affect our business, as well as the progress of the pandemic generally, and the extent of additional measures, if any, required to protect the health and safety of employees. The actual degree and duration of production slowdowns and/or staff reductions and related costs is unknown at this time. Given the high degree of uncertainty associated with the current COVID-19 situation we are suspending our 2020 guidance. We will provide a further update when we report our Q1 2020 financial results.

Forward looking statements
This press release contains certain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information as defined in the Securities Act (Ontario) (together referred to a “forward-looking statements”). Forward-looking statements can be identified by the use of words such as “estimate”, “expects”, “intends”, “is expected”, “potential” or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “should”, “would”, “might” or “will” be taken, occur, or be achieved. The forward-looking statements in this news release include statements regarding: complete of construction and commissioning of the Neptune facility upgrade, the completion of the Elkview plant expansion and the operation of the Elkview plant following the closure of the Cardinal River Mine; the potential impacts of COVID -19 on the cost and schedule for those projects; operating restrictions at our steelmaking coal and Highland Valley operations and the associated impacts on production. These statements are based on a number of assumptions, including, but not limited to, assumptions regarding: there being no material and negative impact to the various contractors, suppliers and subcontractors for the sites and projects relating to COVID-19 or otherwise; there being no new regulatory or other restriction affecting our ability to continue operations or construction, whether associated with COVID-19 or otherwise; timely receipt of permits and other regulatory approvals; construction progress and timing of restart of full construction activities; availability of labour; and performance by contractors, subcontractors and suppliers.

Forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results and performance to be materially different from those expressed or implied by the forward-looking statements. Factors that may cause actual results to vary include, but are not limited to: changes in general economic conditions; labour disruptions; unanticipated permitting or construction issues, or suspension, withdrawal or lack of availability of permits and authorizations; unanticipated factors affecting construction plans and budget including supplier, transportation or logistics issues; adverse weather or natural disaster; community or social unrest; disruption of financial markets; additional measures imposed by regulatory authorities to restrict operating activities; measures imposed or undertaken by suppliers, contractors or subcontractors in response to COVID-19 that  might otherwise directly or indirectly affect our operations or projects; and additional measures that we may be required to take to protect the health and safety of our employees.

Certain of these risks are described in more detail in the annual information form of Teck and in its public filings with Canadian securities administrators and the U.S. Securities and Exchange Commission. Teck does not assume the obligation to revise or update these forward-looking statements after the date of this document or to revise them to reflect the occurrence of future unanticipated events, except as may be required under applicable securities laws.

About Teck
Teck is a diversified resource company committed to responsible mining and mineral development with major business units focused on copper, steelmaking coal, zinc and energy. Headquartered in Vancouver, Canada, its shares are listed on the Toronto Stock Exchange under the symbols TECK.A and TECK.B and the New York Stock Exchange under the symbol TECK. Learn more about Teck at www.teck.com or follow @TeckResources.

Teck Media Contact:
Chris Stannell
Public Relations Manager
604.699.4368
chris.stannell@teck.com
Teck Investor Contact:
Fraser Phillips
Senior Vice President, Investor Relations and Strategic Analysis
604.699.4621
fraser.phillips@teck.com